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SEC FILE NUMBER
8-70009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

ANNUAL REPORTS
FORM X-17A-5

PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 AND ENDING 12/31/2024

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: XTX Markets LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-Dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

64th Floor, 50 Hudson Yards

(No. and Street)

New York	NY	10001
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Liliana Kleyman	1-917-932-0779	liliana.kleyman@xtxmarkets.com
(Name)	(Area code - Telephone number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
Ernst & Young, LLP.

(Name - if individual, state last, first, middle name)

One Manhattan West	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

Date of Registration with PCAOB: 10/20/2003   PCAOB Registration Number: 42

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

XTX Markets LLC

Statement of Financial Condition

As of December 31, 2024

With Report of Independent Registered Public Accounting Firm

XTX Markets LLC
Statement of Financial Condition as of December 31, 2024 (expressed in U.S. dollars in thousands unless otherwise stated)

Contents

	Pages
Oath or affirmation	1
Report of Independent Registered Public Accounting Firm	2
Statement of financial condition	3
Notes to the financial statement	4 - 12

XTX Markets LLC
Statement of Financial Condition as of December 31, 2024 (expressed in U.S. dollars in thousands unless otherwise stated)

OATH OR AFFIRMATION

I, Eric Swanson , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of XTX Markets LLC, as of December 31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

```
AMANDA LAURA TAYLOR
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01TA0025729
Qualified in New York County
Commission Expires June 11, 2028
```

Notary Public

Signature:

Title: CEO

This filing contains (check all applicable boxes):**

☒(a) Statement of financial condition

☒(b) Notes to consolidated statement of financial condition

☐(c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐(d) Statement of cash flows.

☐(e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐(f) Statement of changes in liabilities subordinated to claims of creditors.

☐(g) Notes to consolidated financial statements.

☐(h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐(i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐(j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐(k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐(l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3

☐(m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐(n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable

☐(o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist

☐(p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒(q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable

☐(r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐(s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable

☒(t) Independent public accountant's report based on an examination of the statement of financial condition.

☐(u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐(v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable

☐(w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐(x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐(y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐(z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

To the Member of XTX Markets LLC and the Directors of XTX Holdings Limited

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of XTX Markets LLC (the Company) as of December 31, 2024 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2018.
February 27, 2025

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2024

Assets

Cash and cash equivalents	$93,530
Deposits with clearing organizations and others	727,856
Receivable from broker-dealers and clearing organizations	617
Financial instruments owned, at fair value	834,779
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $6,827	7,505
Operating lease assets	10,336
Other assets	891
Total assets	**$1,675,514**

Liabilities and Member's Equity

Liabilities

Financial instruments sold, not yet purchased, at fair value	$784,913
Payable to broker-dealer and clearing organizations	22,233
Accounts payable, accrued expenses and other liabilities	8,717
Operating lease liabilities	14,539
Due to related parties	36,567
Total liabilities	**$866,969**

Member's Equity

Contributed capital	381,996
Retained earnings	426,549
Total member's equity	**$808,545**
Total liabilities and member's equity	**$1,675,514**

The accompanying notes are an integral part of the financial statement.

NOTES TO THE FINANCIAL STATEMENT

1.   ORGANIZATION AND NATURE OF BUSINESS

XTX Markets LLC, (the 'Company') is a U.S. registered broker and dealer under the Securities Exchange Act of 1934. The sole member of the Company is XTX Holdings LLC, a limited liability corporation registered in Delaware. The Company was organized for the purpose of trading equity securities and treasuries utilizing a proprietary electronic trading model. The Company exclusively trades on its own account and not on behalf of customers. The U.S. dollar is the functional currency of the Company. The Company became registered as a securities broker-dealer and member of the Chicago Stock Exchange (now NYSE Chicago) on December 13, 2017. The Company became a FINRA member on May 24, 2024. The Company operates as a single segment.

The Company is a member of the Securities and Investor Protection Corporation ('SIPC'). Its designated examining authority is NYSE Chicago (FINRA conducts oversight on their behalf). It trades equity securities via sponsored access on various equities exchanges and equities Alternative Trading Systems ('ATS', a regulated electronic trading system with registered broker-dealers that match buy and sell orders), and on Brokertec via sponsored access for treasuries. In terms of derivative products, the Company only trades single-stock options.

2.   SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The financial statement of the Company has been prepared in accordance with accounting principles generally accepted in the United States ('US GAAP'). The financial statement is presented in U.S. dollars.

Use of estimates

The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in preparing its financial statement is reasonable and prudent. Actual results could differ from those estimates.

Financial instruments owned

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded gross on the statement of financial condition under "Receivable from broker-dealers and clearing organizations" and "Payable to broker-dealers and clearing organizations". Securities are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurement.

Cash and cash equivalents

Cash consists of deposits with banks. Cash equivalents consist of highly liquid investments, with maturities of three months or less, that are not segregated and deposited for regulatory purposes, and a highly liquid money market fund that invests in US Treasuries.

NOTES TO THE FINANCIAL STATEMENT – continued

2   SIGNIFICANT ACCOUNTING POLICIES - continued

Foreign currency transactions

Items included in the financial statement are measured using the currency of the primary economic environment in which the Company operates (the functional currency). The financial statement is presented in U.S. dollars, which is the Company's functional currency.

Assets and liabilities denominated in non-U.S. Dollar currencies are remeasured into United States dollar equivalents at spot foreign exchange rates prevailing on the date of the Statement of Financial Condition, while revenue and expense accounts are remeasured at the actual foreign exchange rate on the date the transaction occurred.

Taxes

The Company has filed an election for US Federal income tax purposes to be disregarded as a separate entity from its parent, a disregarded entity ("DRE"). As a DRE, the Company is treated as a division of its sole member and is not subject to tax on a standalone basis in all jurisdictions in which it currently operates. Pursuant to ASC 740, Income Taxes, an entity is not required to allocate the consolidated amount of its parent's income tax provision to the separate financial statement of a legal entity that is both not subject to tax and disregarded by the taxing authority.

Operating leases

The Company recognizes and measures its lease in accordance with FASB ASC 842, Leases. The Company is a lessee in one noncancelable operating lease, for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rate of our lease is not readily determinable and accordingly, the Company uses an incremental borrowing rate based on the information available at the commencement date for the lease. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus or minus any prepaid or accrued lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with our short-term leases on a straight-line basis over the lease term.

Financial instruments sold not yet purchased

The Company has sold securities that it does not currently own and therefore may be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statement as of December 31, 2024 at fair value which is the market value of the related securities. Such obligations have market risk to the extent that subsequent market fluctuations may require the Company to repurchase the securities at prices in excess of the market value reflected in the statement of financial condition.

NOTES TO THE FINANCIAL STATEMENT – continued

2.   SIGNIFICANT ACCOUNTING POLICIES – continued

Fixed assets

Fixed assets are initially recorded at cost. Subsequent to recognition, fixed assets are measured at cost less accumulated depreciation and any accumulated impairment losses.

Depreciation is computed on a straight-line basis over the estimated useful lives of the assets as follows:

- Leasehold improvements: shorter of the useful life of the leasehold improvement and the remaining lease term
- IT equipment: 5 years
- Fixtures and fittings: 7 years

Expenditures for additions, improvements and renewals are capitalised and expenditures for maintenance and repairs are charged to the statement of income.

The carrying values of fixed assets are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable.

The residual value, useful life and depreciation method are reviewed at each financial year-end, and adjusted prospectively, if appropriate.

A fixed asset is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on de-recognition of the asset is included in the statement of income in the year the asset is derecognised.

3.   CASH AND CASH EQUIVALENTS

The Company had restricted cash of $4,315 at December 31, 2024 in respect of amounts lodged to support standby letters of credit to facilitate treasuries trading. All other amounts presented on the statement of financial condition was unrestricted. The Company held cash equivalents at December 31, 2024 in the form of a savings account and a highly liquid money market fund.

4.   FAIR VALUE HIERARCHY

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels:

      a.   Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

      b.   Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.

      c.   Level 3: Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors,

NOTES TO THE FINANCIAL STATEMENT – continued

including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

There were no transfers between different levels of the fair value hierarchy within the period.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

Exchange-Traded Equity Securities: Exchange-traded equity securities are valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in level 1 of the fair value hierarchy; otherwise, they are categorized in level 2 or level 3 of the fair value hierarchy

Debt securities: Debt securities are valued based on quoted prices from the exchange. All the trading debt securities are U.S. Treasuries and are therefore categorized in level 1 of the fair value hierarchy.

Investments in Preferred Shares in Unlisted Securities and Restricted Stock Units earned but not yet delivered: During the year, the Company sold its investments in preferred shares and restricted stock units of a non-public financial technology company. These investments were measured at fair value, with gains or losses recognized in the statement of income. The fair value of the investments were $29,225 at December 31, 2023, and the investments were sold on October 4, 2024 for $31,915 to XTX Holdings LLC, the parent company of the Company.

The sale price of $31,915 was determined by management to represent fair value as of that date.

The inputs disclosed below in determining the fair value of the investments as of the sale date are subjective and generally require significant judgement and therefore represent a level 3 measurement. The fair value of the underlying entity was determined using a market approach leveraging market multiples of guideline public companies.

In calculating the fair value the following significant unobservable inputs were used:

Revenue multiples	3.7-10.9
EBITDA multiples	20.1-21.9
Rate of return	40.1%
Minority discount	15%
Assumed period to exit	5 years
Non-marketability discount (restricted stock units)	20%
Non-marketability discount (preferred stock)	15%

This analysis was performed by a third party valuations specialist and reviewed by management of the Company and considered reasonable.

The following table sets forth by level within the fair value hierarchy the Company's financial assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2024. As required by this standard,

NOTES TO THE FINANCIAL STATEMENT – continued

financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement requires judgement and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

	Level 1	Level 2	Level 3	Total Fair Value
Financial instruments owned, at fair value:				
Equity securities	$834,196	-	-	$834,196
Option securities	$583	-	-	$583
Total financial instruments owned, at fair value	**$834,779**	**-**	**-**	**$834,779**
Financial instruments sold, not yet purchased, at fair value:				
Equity securities	$773,538	-	-	$773,538
Debt securities	$10,937	-	-	$10,937
Option securities	$438	-	-	$438
Total financial instruments sold, not yet purchased, at fair value	**$784,913**	**-**	**-**	**$784,913**

5. DUE FROM/TO BROKER-DEALERS AND CLEARING ORGANIZATIONS AND DEPOSITS WITH CLEARING ORGANIZATIONS AND OTHERS

The Company clears its proprietary transactions through other broker-dealers. As of December 31, 2024, the Company had deposits due from these broker-dealers and clearing organizations of $727,856, receivables from broker-dealers and clearing organizations of $617 and amounts due to broker-dealers and clearing organizations of $22,233. Included in deposits with clearing organizations and others are deposits, margin, and unsettled transactions. Amounts due from broker-dealers and clearing organizations consist of rebates receivable and amounts due to broker-dealers and clearing organizations consist of exchange and clearing fees payable, as well as amounts due in respect of unsettled transactions.

6. COMMITMENTS AND CONTINGENT LIABILITIES

The Company has standby letter of credits with banks issued in respect of its treasuries trading for $4,315 and $2,256 for its operating lease. The full amounts remain undrawn. The $4,315 is included within "Cash and cash equivalents" and the $2,256 is unfunded and is an off balance-sheet item.

7. RELATED PARTIES

The Company is a fully owned subsidiary of XTX Holdings LLC, a company domiciled in the US and US tax resident.

Intercompany amounts in respect of recharges under expense sharing agreements due among related parties are interest free and repayable on demand. There have been no guarantees received from related parties or provided to related parties.

The Company paid dividends totaling $127,900 this year to XTX Holdings LLC. XTX Holdings LLC provided four capital contributions totaling $308,000 to help support the Company's business growth.

On April 9, 2024 and June 26, 2024 XTX Holdings Limited, an affiliate, loaned the Company $45,000 and

NOTES TO THE FINANCIAL STATEMENT – continued

$35,000, respectively, to help support business growth. Both loans were repaid by the end of July.

During the year, the Company sold its investments in preferred shares and restricted stock units of a non-public financial technology company to XTX Holdings LLC for $31,915. Refer to Footnote 4 for more information.

The Company attributes profits to XTX Markets Technologies Limited, an affiliate of the Company, in respect of net profits initially booked within the Company but where management consider that the value-added activities in respect of the profits are provided by employees of XTX Markets Technologies Limited. These amounts are derived using a profit split calculation that reallocates profits and costs (comprising administrative, general and operating expenses) among affiliated entities based on the value-added activities performed globally. Additionally, the Company receives amounts calculated in accordance with transfer pricing principles from affiliated entities in respect of net income generated by these entities but where management consider that the value added activities in respect of this income is provided by employees of the Company.

Additionally, the Company pays amounts paid to XTX Markets Technologies Limited, in respect of bespoke I.P. and execution activities, and costs recharged between the Company and these affiliated entities to ensure that each legal entity accurately bears its share of costs incurred. These costs include administrative, general and operating expenses, including employee compensation and benefits. Operating expenses consist of a combination of trading and back office I.T. costs including exchange connectivity, market data and back office subscription costs.

Related party charges shall not be viewed as the solicitation of services and/or sale of tangible personal property. Charges incurred by the Company are solely costs of the entity and related party charges are generated to allocate the reimbursement of these costs.

No formal settlement terms exist for settlement of any associated related party receivables or payables although a master netting agreement is in place that allows for net settlement of intercompany payables and receivables. Balances are typically settled on a monthly basis.

The following table sets forth the Company's related party assets and liabilities as of December 31, 2024:

	Due to relates parties as of December 31, 2024
XTX Markets Technologies Limited	36,483
XTX Topco	77
XTX Research LLP	7
	36,567

8. LEASES

The Company's office space lease as lessee commenced in 2022. The Company did not have any involvement in the construction or design of the building. The office space lease is determined to be an operating lease. The noncancelable lease term is 11 years and expires March 31, 2033. There was a 20-month rent-free period through November 2023, with fixed rent payments from December 2023 to March 2033. Payments due under the lease contract includes fixed plus variable payments. The Company's lease does not include a termination option. The annual lease payments, including the known additional tax payments, are exhibited below. However, due to unknown estimate amounts, the future minimum lease payments do not include expenses such as other tax payments, operating payments, electric charges, insurance, and any other fees or expenses the Landlord deems incurred by the Company.

NOTES TO THE FINANCIAL STATEMENT – continued

Maturities of lease liabilities under noncancelable operating leases as of December 31, 2024 are as follows:

2025	$2,259
2026	$2,278
2027	$2,278
2028	$2,284
2029	$2,409
2030 and thereafter	$7,829
Total remaining undiscounted lease payments	$19,337
Impact of discounting	(4,798)
Total	**$14,539**

The components of lease cost for the year ended December 31, 2024 are as follows:

Operating lease cost	$1,829
Total lease cost	**$1,829**

Amounts reported in the balance sheet as of December 31, 2024 are as follows:

Operating lease ROU assets	$10,336
Operating lease liabilities	$14,539

Other information related to leases as of December 31, 2024 are as follows: Remaining lease term:

Operating leases	8.3 years

Discount rate:

Operating leases	7.10%

9. CREDIT RISK, FINANCING RISK AND MARKET RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfil their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company maintains cash deposit and investment accounts with financial institutions which, at times, may exceed U.S. federal insured limits. In the event of a financial institution's insolvency, recovery of assets may be limited to account insurance or other protection afforded to such accounts. The Company has not experienced any losses on these accounts.

Financing risks include the exposure the Company has to margin requirements in place with clearing brokers and counterparties.

Changes in margin requirements, including the related changes in fair value of investments, may result in the Company

NOTES TO THE FINANCIAL STATEMENT – continued

having to pledge additional margin or to sell securities to meet required margin. These activities may take place when market conditions are not optimal and may result in a realized loss on securities transactions and additional margin requirements with clearing brokers and counterparties.

Market risk is the potential for changes in the value of financial instruments. Categories of market risk include, but are not limited to, exposure to equity prices, interest rates, commodity prices, credit prices and currency prices. Market risk is directly impacted by volatility and liquidity in the markets. As a quantitative trading firm, the Company's trading levels may vary significantly on an intraday basis as a result of changing market and economic conditions. End of day positions may not be representative of trading levels conducted by the Company during the trading day.

The Company relies on service providers that are integral to its revenue generating activities. A disruption of services provided such as connectivity may have an impact on the financial results of the Company.

The Company may invest directly in non-US currencies or securities that are denominated in non-US currencies. Currency rates may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by government entities, central banks or supranational entities, or by the imposition of currency controls or other geopolitical developments.

10.   CONTINGENCIES

In the normal course of business, from time to time, the Company may be involved in legal or regulatory proceedings and/or inquiries concerning matters arising in connection with the conduct of its operations. In the Company's opinion, there are no matters that may ultimately result from such legal and regulatory actions which are expected to have a material adverse effect on the financial position, results of operations, or liquidity of the Company. The Company may enter into agreements with indemnifications in the normal course of business.

11.   SEGMENT AND GEOGRAPHIC INFORMATION

The Company has one reportable segment: trading. The Company derives revenue primarily in North America and manages the business activities on a consolidated basis. The trading segment derives revenue from trading on its own account utilizing a proprietary electronic trading model. The accounting policies of the Company's trading segment are the same as those described in the summary of the significant accounting policies.

The Company's chief operating decision maker is the chief executive officer. The chief operating decision maker assesses performance for the trading segment and decides how to allocate resources based on net income and excess net capital, which is not a measure of profit and loss. The CODM manages the business activities using the information of the Company as a whole.

The measure of segment assets is reported on the statement of financial condition as total assets. All long-lived assets are located in the U.S.

The chief operating decision maker uses net income to evaluate income generated from segment assets (return on assets), in addition to excess net capital, in deciding whether to reinvest profits into the segment or other parts of the entity, such as to pay dividends. Net income is also used to monitor plan versus actual results.

12.   REGULATORY REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital.

NOTES TO THE FINANCIAL STATEMENT – continued

During 2018, the Company applied for, and received permission from CHX to adopt the alternative treatment for calculating capital requirements. Therefore, during 2024 the capital requirement of the Company has been $250 and it has remained in compliance with its minimum net capital requirement through the date of the financial statement and had net capital of $582,399, which was $582,149 in excess of its required net capital of $250.

The Company is subject to the Customer Protection Rule (SEC Rule 15c3-3), promulgated under the Securities Exchange Act of 1934, as amended. However, at December 31, 2024, and throughout the period, the Company did not carry security accounts for customers or perform custodial functions related to customer securities. Consequently, at December 31, 2024, there are no amounts required to be reserved in accordance with SEC Rule 15c3-3.

13. SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2024, and through February 27, 2025.

There have been no material subsequent events that occurred during such period that would be required to be recognized in the financial statement as of December 31, 2024.